EXHIBIT 8.2.1

MORGAN BEAUMONT ANNOUNCES STRATEGIC AGREEMENT WITH ATLANTIC PRESCRIPTION SERVICES FOR ELECTRONIC BENEFITS ADJUDICATION

Monday, March 27, 2006

Morgan Beaumont, Inc. (OTC Bulletin Board: MBEU), a premier technology solution provider to the Stored Value and Prepaid Card market and owner of the SIRE Network(TM), today announced that it has signed an Agreement with Atlantic Prescription Services LLC (APS) to support Morgan Beaumont’s Electronic Benefit Adjudication (EBA) for Products Benefits Systems Corporation (PBS). Under the terms of this agreement, Morgan Beaumont’s SIRE Network will be able, in real time, to adjudicate medical benefits for all of PBS’ medical reimbursement plans at APS’s 48,000+ pharmacies acting as SIRE Network POPs. The agreement calls for Morgan Beaumont to receive a transaction fee for each point of sale adjudication transaction processed using the SIRE Network. To accomplish this, these pharmacy locations will become part of Morgan Beaumont’s SIRE Network, which will increase the number of SIRE Network POPs to approximately 150,000 locations nationwide.

APS is a leading Pharmaceutical Benefits Manager (PBM) and its nationwide network chain of independent pharmacies fulfill medical prescription drug transactions for various types of groups, including employers, insurance companies and affinity organizations such as associations, credit unions, banks and mortgage companies.

Cliff Wildes, CEO of Morgan Beaumont, stated, “Morgan Beaumont has made significant strides to further expand our Electronic Benefits Adjudication plan with PBS. This agreement demonstrates the flexibility of the SIRE network, as we partner with some of the most innovative and reputable providers in this industry. We look forward to working with APS and PBS as we move forward to bring innovative solutions to the health care industry.”

Eric Hart, CEO of APS, commented, “With this agreement, we will be able to bring tremendous value and convenience to our existing and future clients through Morgan Beaumont’s SIRE Network. We chose Morgan Beaumont and PBS because of their innovative approach to finding solutions for their customers. Additionally, Morgan Beaumont’s PCI certified and compliant network gives us -- and our clients -- confidence and security, which is a competitive advantage.”

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE Network(TM), a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing

Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization.

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